December 22, 2015

Mr. Kevin W. Vaughn

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	KCG Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 2, 2015
Form 10-Q for Fiscal Quarter Ended September 30, 2015
Filed November 6, 2015
File No. 001-054991
VIA EDGAR

Dear Mr. Vaughn,

On behalf of KCG Holdings, Inc. (collectively with its subsidiaries, “the “Company”), I would like to formally request an extension of time to respond to the comment letter of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission, dated December 10, 2015 relating to the above mentioned filings (the “comment letter”).

As we discussed earlier today via telephone, the Company would like an extension until January 22, 2016 to respond the comment letter.

Please contact me at if you have any questions or if would like to discuss further. I can be reached at (201) 557-6846 or sgalvin@kcg.com.

Sincerely,

/s/ Sean P. Galvin

Sean P. Galvin

Chief Accounting Officer